

GLOBAL corporate compliance





06016862



SEC MAIL PROCESSING
RECEIVED
SEP 1 4 2006
WASH. D.C.
160
SECTION

September 7, 2006

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs: Q Gold Resources Ltd

SUPPL

Re: ~~Selana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. CEO Certification for the period ended June 30, 2006
2. CFO Certification for the period ended June 30, 2006
3. Management's Discussion and Analysis for the period ended June 30, 2006
4. Interim Financial Statements for the period ended June 30, 2006
5. News Release dated August 18, 2006

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

PROCESSED
SEP 2 0 2006
THOMSON
FINANCIAL

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

encl

9/15

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com


Q-GOLD
RESOURCES LTD.


SEC MAIL
RECEIVED
PROCESSING
SEP 14 2006
WASH., D.C.
SECTION

Q-GOLD RESOURCES LTD. INITIATES PRE-FEASIBILITY STUDY AT THE FOLEY GOLD MINE

SEC 12g 3-2(b) Exemption # 82-4931

August 18, 2006

Q-Gold Resources Ltd. ("Q-Gold" or the "Company") announced that it has contracted with consulting firm Northwest Mineral Development Services of Kenora, Ontario ("NMDS") to conduct a pre-feasibility study on the possible reactivation of the Company's Foley Gold Mine near Mine Centre in Northwestern Ontario. The study will evaluate the viability of de-watering and re-opening the Foley Mine to permit both underground drilling and sampling of existing drift systems. As reported in the Company's NI 43-101 Technical Report, also produced by NMDS, the Foley produced over 5,000 ounces of gold, principally in the 1890s, prior to its mill being destroyed by fire at the end of that century. Additional development work in the form of shaft construction and extensive drifting and cross-cutting over seven levels to 850 feet was performed between 1923 and 1927.

In its "Open File Report 6146 (2005)", p. 33, (authors P. Hinz, C. Ravnass and A. Raoul), the Ontario Geologic Survey reports in its recent inventory of gold reserves in Ontario that the Foley Mine contains remaining "speculative" ore reserves of 400,000 tons and 40,000 tons of "proven/ probable" ore reserves – all grading 0.5 ounce of gold per ton. However, these figures are not compliant with reserve/ resource definitions required by NI 43-101 and will have to be confirmed by future drilling and sampling.

The historic Foley Gold Mine was acquired (100%) by Q-Gold in February of this year, having been under option to the Company since October of 2005.

Q-Gold also announced it has completed staking and filing of 5,760 acres of additional exploratory mining claims adjacent to its current Ontario holdings in the Cousineau, Bad Vermilion Lake and Mine Centre Village tracts. After allowing for relinquishment to the Crown of 1,160 acres to the northeast of Mine Centre, which the Company deemed to be non-prospective, these additional claims bring Q-Gold's present net land position at Mine Centre to 26,840 acres.

Diamond drilling is continuing on the Company's 5,840 acre "Cousineau Tract", on conductive electromagnetic (EM) anomalies determined by ground geophysical (Max-Min) surveys conducted earlier this spring. Q-Gold also announced that, although gold, silver and copper values were encountered in several zones, the first six holes drilled in Phase II of its exploration program into felsic and intermediate metavolcanic sequences in the vicinity of the Company's Golden Star Mine did not encounter mineralization of economic significance.

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

The Company has received preliminary data from its detailed airborne helicopter electromagnetic survey of its entire holdings at Mine Centre in May. Drilling targets indicated after extensive review of the final survey results will be included in the next phase of the Company's drilling program at Mine Centre, expected to commence in mid-September or early October.

For more information, please visit www.QGoldResources.com or contact Steve Zinanni (Bay Street Connect Ltd.) at (416) 607-6024.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

82-4931

Q-GOLD RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2006
DATED AUGUST 29, 2006

GENERAL

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Consolidated Financial Statements for the six months ended June 30, 2006 of Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Corporation's Board of Directors prior to release. Under this Instrument, the Corporation is defined as a "Venture Issuer".

OVERALL PERFORMANCE

The Corporation's principal activities involve the exploration of its 26,840 acres of mineral claims and Crown Leases in the Archean Greenstone Belt of Northwestern Ontario in the historic gold mining camp at Mine Centre (the "Properties"). The past producing Foley and Golden Star Mines, which combined produced over 16,000 ounces in the 1890s and 1930s are located on the Properties.

During the first six months of 2006, the Corporation primarily worked toward completing a $1,881,800 financing with Canaccord Capital Corporation and the subsequent launch of Phase II of its Exploration Work Program on the Properties. Phase I concluded in 2005 and consisted of core drilling, stripping, trenching and sampling of five large surface veins in the Foley Mine Complex.

The Second Phase of the Exploration Work Program was launched in May of 2006 and includes extensive airborne and ground geophysical surveys on the Properties, as well as diamond drilling of known mineral prospects. Initial results of this phase were discussed in a press release issued by the Corporation on August 18, 2006.

The Corporation remains optimistic about the outlook for gold prices through 2006-2007 and looks forward to continuing an active exploration program on the Properties through that period.

RESULTS OF OPERATIONS

As full-scale exploration operations on the Properties only commenced late in 2005 and will be continuing into 2007, the Corporation has not yet received any revenues or profits from operations and does not expect to receive any income from the Properties in the near future. Results from exploration activities, coupled with the price of gold, will materially affect any future development plans for the Properties.

In April of 2005, the Corporation completed a financing with Canaccord Capital Corporation whereby the Corporation issued 4,605,000 common shares and 4,170,000 flow-through shares to investors resulting in net proceeds to the Corporation of $ 1,661,419 after commissions and fees associated with the financing. The monies received from this financing are funding Phase II (currently underway) of the Exploration Work Program and are also being used for general corporate purposes.

The Corporation recently announced that it has engaged Northwest Mineral Development Services to prepare a pre-feasibility report to study the possible reactivation of the Corporation's 100% owned Foley Gold Mine. The report is expected to be completed in late September or October 2006, at which time the Corporation will evaluate the report's recommendations and determine whether to pursue the reactivation of the Mine.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Corporation's eight most recently completed quarters:

	2006		2005				2004	
	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.
Total Revenues	$ 2,114	$ 772	$ 1,772	$ 2,610	$ 10	$ 1,662	($ 1,909)	$ 875
Income (Loss) before discontinued operations & extraordinary items	(620,783)	(93,171)	(166,539)	(315,817)	(91,512)	(49,106)	(175,567)	(58,973)
Income (Loss) per Share	(0.03)	(0.01)	(0.04)	(0.02)	(0.05)	(0.00)	(0.01)	(0.00)
Income (Loss) per diluted share	(0.02)	(0.00)	(0.02)	(0.01)	(0.05)	(0.00)	(0.01)	(0.00)
Net Income (Loss)	(644,756)	(89,462)	(119,598)	(30,251)	(90,219)	(48,293)	(138,697)	(34,465)
Net Income (Loss) per Share	(0.03)	(0.01)	(0.03)	(0.00)	(0.05)	(0.00)	(0.01)	(0.00)
Net Income (Loss) per diluted share	(0.02)	(0.00)	(0.02)	(0.00)	(0.05)	(0.00)	(0.01)	(0.00)

FINANCIAL CONDITION

For the three months ending June 30, 2006, Q-Gold reported (prior to extraordinary items) a loss of $620,783 ($0.03 per share) versus a loss of $91,512 ($0.05) in the same period of 2005. The variance in the reported losses during these similar periods was that during the Second Quarter of 2006, the Corporation incurred expenditures on the Properties totaling $464,043 (versus $14,507 in same period of 2005) as part of the ongoing Phase II Exploration Work Program on the Properties, whereas it did not have any exploration activities in progress during the same period in 2005. The majority of these exploration expenditures went toward the completion of the airborne geophysical survey, and diamond drilling on the Properties.

Until Q-Gold can establish economically recoverable reserves and initiate mineral production on the Properties, the outlook for both cash flow and profit will be negative. However, in the near-term, the Corporation anticipates being able to obtain additional funds via equity financings to continue exploration activities on the Properties, as well as general corporate activities.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006, the Corporation had a working capital surplus of $996,718, which will be used to fund Phase II of the Exploration Work Program on the Properties, which is in progress and to meet the Corporation's general and administrative expenditures. Since the Corporation is a mineral exploration company without any sales to generate positive cash flow, it will need to obtain future funds via equity financings to continue exploration activities on the Properties, as well as to fund general corporate activities.

ADDITIONAL DISCLOSURES

During the Second Quarter of 2006, the Corporation purchased an additional 320 acres of prospective gold and base metals mining claims near Mine Centre, Ontario through the issuance of 100,000 common shares of the Corporation's stock (valued at $25,000) and granting a 2.5% Net Smelter Return to the owners. This

transaction is a Related Party Transaction as these claims are owned by two private parties including John (Jack) A. Bolen, a director of the Corporation. The block of eight 40-acre claims is contiguous on its western border to the Corporation's extensive existing holdings on the southeastern shore of Bad Vermilion Lake.

OUTSTANDING SHARE DATA

The Corporation's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 23,156,489 Common Shares and no Preferred Shares were issued and outstanding and 40,882,489 shares on a fully-diluted basis as of June 30, 2006. Of the Corporation's common shares included in the issued and outstanding total above, 3,832,626 are held in escrow with Computershare Trust Company of Canada and will be released incrementally in six month intervals with the final release scheduled for September 2008.

The Corporation has granted 2,070,000 stock options outstanding to Directors, Officers, and Consultants (including Investor Relations) of the Corporation at option prices ranging from $0.20 to $0.26 per share, with expiry dates of September 27, 2010 and April 28 and June 1, 2011. As a result of financings completed in 2005 and 2006, there are warrants and options outstanding allowing the purchase of an additional 15,656,000 common shares of the Corporation.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from actual future results and achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this unaudited interim MD&A. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

ADDITIONAL INFORMATION

Additional Information on Q-Gold, including Quarterly and Annual Financial Statements, an Annual Information Form, an Information Circular and the NI 43-101 Qualifying Report on the Corporation's Properties are all available on SEDAR at www.sedar.com.

82-4931

Q-GOLD RESOURCES LTD.

Consolidated Financial Statements

June 30, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a) if an auditor has not performed a review of the interim financial statements, they must accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Board of Directors of the Corporation.

The Corporation's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Q-GOLD RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2006
(Unaudited - Prepared by Management)

	June 30 2006	December 31 2005
ASSETS		
Current assets		
Cash and term deposits	$ 1,036,970	$ 7,704
Goods and Services Tax (GST) Receivable	16,689	12,853
Prepaid Expenses	3,542	4,415
Current portion of amounts receivable from directors and officers (Note 3)	8,511	8,385
	1,065,712	33,357
Property Plant and Equipment (Note 5)	14,814	16,171
Amounts receivable from directors and officers (Note 3)	91,645	95,936
	$ 1,172,171	**$ 145,464**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 68,994	$ 52,809
Interest payable on loans (Note 6)	-	340
Loans Payable (Note 6)	-	16,339
	68,994	69,488
Share capital (Issued 23,156,489 shares) (Note 7)	8,038,416	6,276,997
Deficit	(6,935,239)	(6,201,021)
	1,103,177	75,976
	$ 1,172,171	**$ 145,464**

ON BEHALF OF THE BOARD OF DIRECTORS:

"John A. Bolen", Director
John A. Bolen, Director

"J. Bruce Carruthers II", Director
J. Bruce Carruthers II, Director

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

(Unaudited - Prepared by Management)

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
REVENUE				
Interest income	$ 2,114	$ 10	$ 2,886	$ 1,672
	2,114	10	2,886	1,672
EXPENSE				
Accounting	$ 12,063	$ 22,020	$ 12,508	$ 22,020
Amortization	1,121	64	2,334	133
Compliance agency fees	25,521	8,366	30,542	14,692
Consulting fees (Note 8)	22,750	-	35,250	-
Financing fees	(126)	5,887	8,880	8,706
Mine Centre, Ontario mineral exploration properties (Note 4)	464,043	14,507	469,761	22,038
Insurance	705	429	1,103	797
Interest	1,094	6,727	2,702	13,381
Legal Fees	10,000	-	18,496	-
Management fees (Note 8)	32,641	7,500	59,197	15,000
Miscellaneous expenses	3,548	222	3,598	222
Office	18,016	10,694	31,574	25,454
Professional/ Geological services	4,618	12,191	10,831	12,191
Promotion and investor relations	19,311	175	21,125	385
Taxes	270	-	273	-
Travel	7,322	2,740	8,667	7,271
	622,897	91,522	716,841	142,290
INCOME (LOSS) BEFORE FOREIGN EXCHANGE & EXTRAORDINARY ITEMS	(620,783)	(91,512)	(713,955)	(140,618)
FOREIGN EXCHANGE GAIN (LOSS)	(23,973)	1,293	(20,264)	2,106
NET INCOME FOR THE PERIOD	**(644,756)**	**(90,219)**	**(734,218)**	**(138,512)**
DEFICIT, BEGINNING OF PERIOD	(6,290,483)	(5,945,953)	(6,201,021)	(5,897,660)
DEFICIT, END OF PERIOD	$ (6,935,239)	$ (6,036,172)	$ (6,935,239)	$ (6,036,172)
NET INCOME (LOSS) PER SHARE	$ (0.03)	$ (0.05)	$ (0.04)	$ (0.07)

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)

	Three Months Ended June 30		Six Months Ended June 30	
	2006	**2005**	**2006**	**2005**
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ (644,756)	$ (90,219)	$ (734,218)	$ (138,512)
Items not requiring cash				
Amortization of capital assets	1,121	64	2,334	133
Acquisition of Mineral Properties in a non-cash transaction (Note 4)	100,000	-	100,000	-
Unrealized foreign exchange gain	12,434	21,798	12,434	22,032
	(531,201)	(68,357)	(619,450)	(116,347)
Changes in non-cash working capital items	9,076	10,789	12,882	(7,611)
	(522,125)	(57,568)	(606,568)	(123,958)
Investing activities				
Amounts receivable from directors and officers	2,082	475	4,165	1,167
Financing activities				
Proceeds (Repayment) from short term loans	(116,493)	55,126	(16,339)	102,376
Net Proceeds from equity financing(s)	1,661,419	-	1,648,009	-
	1,544,926	55,126	1,631,670	102,376
Change in cash (Decrease)	1,024,883	(1,967)	1,029,266	(20,415)
Cash, beginning of period	12,087	16,019	7,704	34,467
Cash, end of period	$ 1,036,970	$ 14,052	$ 1,036,970	$ 14,052

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At June 30, 2006 the Company had accumulated losses amounting to $6,935,239. The ability of the Company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements.

2 SIGNIFICANT ACCOUNTING POLICIES

Incorporation

The Company was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Company changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Ontario subsidiary, Q-Gold (Ontario) Ltd., and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the Company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax

asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the Company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2006 and 2005.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average shares outstanding for the six month period ended June 30, 2006 were 17,223,989 (2005 - 1,913,989). Diluted weighted average shares for the six month period ended June 30, 2006 were 25,935,339 (2005 – 1,913,989). On December 22, 2003, the Company's shareholders approved a share consolidation of one new share for nine old shares basis (17,225,900/9 = 1,913,989). On June 1, 2005, the TSX Venture Exchange (the "Exchange") issued a Bulletin confirming this share consolidation.

Stock options

The Company does not record compensation expense in respect of stock options granted to its directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The Company's financial instruments at June 30, 2006 and December 31, 2005 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the Company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the Company. On March 1, 2003, the Company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President and Chief Financial Officer Eric A. Gavin in the amount of $105,840 and $16,447

respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008. Monthly principal and interest payments total $750 and $200 respectively.

4 MINERAL PROPERTIES

On April 18, 2003, the Company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties"), including both the historic Foley and Golden Star gold mines, which combined produced over 16,000 ounces of gold in the 1890s and 1930s.

Under the terms of the Hexagon Gold agreement, Q-Gold acquired the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold. The shareholders approved this transaction at a shareholders' meeting held on December 23, 2003. The acquisition was deemed a reverse take over transaction by the Exchange. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Q-Gold. Final approval was received from the Exchange for the reverse take over transaction, the acquisition of the Mining Properties and the issuance of shares to Hexagon Gold in September of 2005. The option was formally exercised on October 4, 2005.

Pursuant to the terms of the Hexagon Gold agreement, Q-Gold completed the purchase of 640 acres of Crown Leases near Mine Centre, Ontario, including the historic Foley Gold Mine by making a $2,500 cash payment, issuing 250,000 common shares and granting a Net Smelter Return ("NSR") of two percent (2.0%) on all metals production form the property to the owners. In February of 2006, the Company finalized the purchase and sale agreement completing the acquisition

Also, pursuant to the terms of the Hexagon Gold agreement, the Company reached an agreement with the owners of the "Cousineau Tract" in March of 2006, whereby the Company issued 375,000 common shares valued at $75,000 ($0.20/share) and granted a 2.5% NSR to the owners in return for a 100% interest in the Tract. This tract consists of 5,840 contiguous acres of prospective gold and base metals mining claims and is located near Mine Centre, Ontario.

On June 5, 2006, the Exchange accepted for filing a purchase and sale agreement whereby the Company purchased an additional 320 acres of prospective gold and base metals mining claims near Mine Centre, Ontario. The block of eight 40-acre claims is contiguous on its western border to the Company's existing holdings on the southeastern shore of Bad Vermilion Lake. This transaction was a non-arm's length transaction as these claims are owned by two private parties including John (Jack) A. Bolen, a director of the Company. Under the terms of the agreement the Company issued 100,000 common shares valued at $25,000 ($0.25/share) and granted a 2.5% NSR to the property owners in return for a 100% interest in the claims.

In 2005, the Company completed Phase I of its Exploration Program on the Mineral Properties. Total costs associated with this Phase were approximately $250,000, and entailed core drilling, stripping, trenching and sampling of five large gold-bearing surface veins in the Foley Mine Complex.

The Company initiated Phase II of the Exploration Program on the Mineral Properties in May of 2006. This Phase, which is anticipated to last up to 18 months, will primarily consist of an airborne

geophysical survey, ground geophysics and core drilling and assaying. Budgeied expenditures for Phase II total approximately $1.0 million.

5 PROPERTY, PLANT AND EQUIPMENT

			June 30, 2006	Dec. 31 2005
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	889	620	269	315
Computer equipment	7,322	5,827	1,495	604
Automobile (Field Truck)	17,825	4,775	13,050	15,252
	26,036	**11,222**	**14,814**	**16,171**

6 LOANS PAYABLE

a) During 2005, the Company issued promissory notes totaling US$ 14,014 to various lenders at a rate of 7.5% per annum. These notes were retired by the Company on May 1, 2006.

b) In the first three months of 2006, the Company issued promissory notes totaling $ 100,137 to various lenders at a rate of 10% per annum to fund its working capital obligations. These notes were retired by the Company on May 1, 2006.

7 SHARE CAPITAL

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2005	13,906,489	6,276,997
Shares Issued during the Period	9,250,000	2,021,800
Less Share issue costs	-0-	260,381
Balance as at September 30, 2005	**23,156,489**	**8,038,416**

On April 25, 2006, the Corporation issued 375,000 common shares in connection with the acquisition of the "Cousineau Tract". This transaction is described in Note 4 above.

On June 5, 2006, the Corporation issued 100,000 common shares in connection with the acquisition of 320 acres of mining claims near Mine Centre, Ontario. This transaction is also described in Note 4 above.

In April of 2006, the Corporation received gross proceeds of $881,000 from a private placement financing ("PP Financing") completed by Canaccord Capital Corporation (the "Agent"). The PP Financing consisted of the issuance of 4,405,000 common shares of the Corporation at a price of $0.20 each and 4,405,000 share purchase warrants exercisable at $0.26 each, expiring on April 27, 2008. The Agent also received warrants to purchase 440,500 Units ("PP Units") of the Corporation at a price of $0.20 each. Each PP Unit expires on April 27, 2008 and consists of one common share and one common share purchase warrant at $0.26. The Corporation also issued a Corporate Finance Fee to the Agent consisting of 200,000 common shares and 200,000 common share purchase warrants exercisable at $0.26, expiring on April 27, 2008.

Also, in April of 2006, the Agent completed a Short Form Offering Document financing ("SFOD Financing") for the Corporation resulting in gross proceeds of $1,000,800. In connection with the SFOD Financing, the Corporation issued 4,170,000 flow-through shares at a price of $0.24 each and 2,085,000 share purchase warrants exercisable at $0.30, expiring on April 27, 2008. The Agent also received warrants to purchase 417,000 Units ("SFOD Units") of the Corporation at a price of $0.20 each. Each SFOD Unit consists of one common share and one common share purchase warrant exercisable at $0.30, expiring on April 27, 2008.

Stock options

The Company has established a stock option plan for the benefit of directors, officers, employees and consultants of the Company. At March 31, 2006 2,070,000 (2005 – 16,667) options had been granted under the following terms:

Number of Shares	Option price $	Expiry date
1,300,000	0.20	September 27, 2010
520,000	0.26	April 28, 2011
250,000	0.25	June 1, 2011

8 RELATED PARTY TRANSACTIONS

In October of 2005, the Company exercised an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's interests the Mining Properties as described in Note 4, above.

The Company has entered into agreements whereby two officers were paid approximately $59,197 (2005 - $15,000) for management fees. The Company also entered into an agreement whereby one director was paid $30,000 (2005 - nil) for consulting fees.

The Company loaned funds totaling $121,000 to Hexagon Gold with an interest rate of 6% per annum, payable on or before November 15, 2005. The funds loaned to Hexagon Gold were for the purpose of maintaining the gold claims and leases (the Properties) and initiating and conducting exploration operations on the Properties in conjunction with the reverse take over of Q-Gold by Hexagon Gold. The expenditures were classified as mining properties expense as per the Company's accounting policy. Subsequent to Exchange approval of the reverse take over and the transfer of ownership in the Properties to Q-Gold Resources Ltd. in September of 2005, this promissory note was forgiven.

In May of 2006, the Company entered into a non-arm's length transaction to acquire certain mineral claims from John (Jack) A. Bolen, a director of the Company, as described in Note 4, above.

82-4931

Form 52-109F2
Certification of Interim Filings

I **J. Bruce Carruthers II, Chief Executive Officer of Q-Gold Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: **August 29, 2006**



J. Bruce Carruthers II
Chief Executive Officer

1

Form 52-109F2
Certification of Interim Filings

I **Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: **August 29, 2006**



Eric A. Gavin
Chief Financial Officer